Senior Star Management Company
1516 S. Boston Ave, Suite 301
Tulsa, OK 74119

July 25, 2016

Fellow Shareholders:

In our letter to Shareholders dated March 1, 2016, we addressed the historical financial results of Five Star Quality Care, Inc. (“FVE”, “Five Star” or the “Company”), while also exploring the rationale behind our proposal to monetize $325 million of Five Star’s balance sheet assets.  Since we made our proposal public, which was summarily rejected by Five Star’s board of directors, FVE’s market value has declined to $2.351 per share on July 19, 2016 representing a market capitalization of approximately $116 million.

We continue to believe that the best strategies to generate the long-term cash flow growth that is required for improved market value are:
1.	monetize Five Star’s owned assets to properly recapitalize its balance sheet;
2.	de-leverage off-balance sheet lease obligations; and
3.	reinvest significantly in existing leased communities.
We believe this can only be achieved through an intentional, strategic shift by the board and management to position Five Star as a best-in-class, seniors housing operator with a sustainable share price that is reflective of the company’s intrinsic value.

If the Five Star board and management team actually intend to act in the best interests of the corporation, then we extend the following areas for consideration.

A Road Map For Shareholder Value Exists…

The sale/leaseback transaction and management fee changes recently announced by Five Star were significant moves away from status quo by the Board and management.  We are encouraged both by management’s effort to monetize a portion of Five Star’s undervalued assets and the positive response in market value.  However, as a shareholder, we must also recognize the long-term, potential value decay that accompanies their decision through the resulting increase in leverage and subsequent decrease in cash flow.

Five Star intends to pay off $60 million of on-balance sheet debt2 that carried an interest rate of 2.86% at year-end 20153 (~$1.7M annual debt service).  In exchange, the Company incurred an additional $112.4 million of off-balance sheet lease obligations at 7.50% ($8.4M initial lease payable2).  The net impact of this transaction is a permanent, and escalating, reduction to annual cash flow of approximately $6.7 million.  For financial reporting purposes, GAAP allows the company to offset its reported lease expense by amortizing the $81.8 million gain on sale over 12.5 years ($6.5M annually), effectively eliminating the incremental impact of the increased leverage on paper.  While this improves reported earnings, it does not reduce the additional cash flow burden.   The question for shareholders is why did Five Star do this?
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1 Source: CapitalIQ
2 Source: Five Star Quality Care, Inc. June 29, 2016 press release
3 Source: Five Star Quality Care, Inc. 2015 Annual Report

For any shareholder, and especially any director obligated by law to act in good faith, a multitude of concerns should surround any governance structure that promotes long-term interdependency between closely held companies where the benefits to one party could be compromised for the benefit of another.  In this case, we question whether management conducted an independent, third-party sales process of this portfolio to ensure maximum fair market value prior to closing the transaction with Senior Housing Properties Trust (“SNH”), Five Star’s largest landlord4 and also an affiliate of The RMR Group (“RMR”), Five Star’s external manager.  The economics of the sale/leaseback transaction appear to benefit both RMR (e.g. preserve existing management fee income by retaining the portfolio’s gross revenues on Five Star’s income statement; increased management fees from SNH through the growth of assets under management) and SNH (e.g. increased assets under management).  However, the benefits to Five Star appear much less attractive.
-	If Five Star needed additional capital, why did management not borrow under its existing, low-rate $150 million line of credit?
-	If Five Star wanted to monetize its balance sheet and unlock shareholder value, why did management not sell the portfolio outright to truly recapitalize and de-leverage the Company?

While Five Star’s press release did not identify the intended use of the $52 million in net proceeds, we hope that the plans focus on reinvestment into existing leased assets for improving future earning potential.  The cost of capital associated with the net proceeds is a staggering 12.9% when you apply the annual cost of $6.7 million in additional debt service burden required to obtain it.  Clearly, time is of the essence for a prudent re-deployment of capital.

Independence and Diversification…

We strongly believe that Five Star’s current corporate governance is the single greatest barrier preventing the Company from achieving sustainable stockholder value.  The creation of a diversified board that is truly independent of both Senior Housing Properties Trust, and RMR, is paramount to incubating a leadership environment conducive to strategic change.  RMR serves as an external manager for Senior Housing Properties Trust as well.

Five Star defines Independent Directors as individuals who “are not employees of the Company or RMR LLC, are not involved in the Company's day–to-day activities and are persons who qualify as independent under the applicable rules of the New York Stock Exchange (the "NYSE") and the SEC”5.  While Five Star’s definition meets the SEC’s requirements for independence, as shareholders, we challenge whether an environment free from affiliated-company influence exists to promote change.

Our views are supported by the overlapping board member relationships of Five Star’s Independent Directors as demonstrated in Figure 1.  Through 2015, each of the three Independent Directors served on at least one additional RMR-affiliated company board with Five Star’s Managing Director, Mr. Barry Portnoy.  Currently, two of these individuals, Gilmore and Fraiche, serve on other boards with 4 ˗ 5 members of Senior Housing Properties Trust’s board6.  Collectively, Gilmore and Fraiche represent Independent Directors on five of RMR’s six managed public boards.

4 Source: Five Star Quality Care, Inc. Investor Presentation – June 2016
5 Source: Five Star Quality Care, Inc. FORM DEF 14A Proxy Statement dated March 3, 2016
6 Sources:
   HPT:   www.hptreit.com/investors/boardoftrustees.aspx
   SNH:   www.snhreit.com/investors/boardoftrustees.aspx
   FVE:   www.fivestarseniorliving.com/investor-relations/board-of-directors
   GOV:  www.govreit.com/about-us/leadership/board-of-trustees/default.aspx
   TA:      www.ta-petro.com/about-us/for-investors/governance/board-of-directors
   SIR:     http://insiders.morningstar.com/trading/board-of-directors.action?t=SIR&region=usa&culture=en-US
   RMR:  Form 8-K for RMR GROUP INC.  March 11, 2016

We recently elected to “Withhold” our vote for the re-election of Dr. Gans as an Independent Director.  Dr. Gans only received 65.3% of the vote7 in the most recent election.  We fervently believe that Five Star needs to nominate new board members who are truly independent of the Company’s external manager and are willing to make positive changes.

We are encouraged by the many shareholders who have contacted us over the past few months and who also believe in the long-term potential of Five Star.  Implementing critical strategic and governance changes to create opportunities that are in Five Star’s best interest will benefit the long-term interests of shareholders, employees, and ultimately other RMR-affiliated parties.  We continue to encourage shareholders to contact Five Star’s leadership and share your views, support, and concerns.

About Senior Star:

William F. Thomas and Robert D. Thomas, co-founders of Senior Star Management Company, and certain donor-advised charitable funds, collectively may be deemed to beneficially own approximately 3.4 million shares of Five Star Quality Care, Inc., or approximately 6.8% of the shares outstanding.

Headquartered in Tulsa, Oklahoma, Senior Star provides independent living, assisted living, memory care, nursing care, and home health services through its 2,200 units in 14 communities.  William and Robert Thomas have been actively involved in the seniors housing industry since 1989 and possess a deep understanding of the trends in the industry.  They are active in Alzheimer’s support, with Robert Thomas having served on the Alzheimer’s Association National Board of Directors from 2000 to 2009 as well as being a founding board member for the Alzheimer’s Impact Movement, where he continues to serve as Treasurer.  William Thomas previously served as Board Chair for American Seniors Housing Association (ASHA), where he still serves on the Executive Board.

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7 Percentage approval is calculated as the percentage of the votes “For” divided by the sum of votes “For” and “Withheld”.